Interim results announcement Six months ended 30 June 2024

1 August 2024

2024 Half year results

Six months ended 30 June 2024 (unaudited)1

Improving growth momentum in Q2; with strong performance in Oral Health and VMS
●	H1 reported revenue declined 0.8% to £5,694m, with FX impact of (3.4)% and M&A impact[3] of (0.9)%
●	Reported decline of (0.8)%; organic revenue growth +3.5% with 4.3% price and (0.8)% volume/mix
●	69% of our business gained or maintained market share[4]

Increased H1 24 operating profit driven by operating leverage
●	Reported operating profit +0.9% to £1,151m was impacted by restructuring costs including the productivity programme and Maidenhead closure costs, as well as M&A impact and adverse FX.
●	Reported operating profit margin of 20.2%, up 30bps yoy
●	Adjusted operating profit[2] increased +1.7% with gross margin expansion due to lower cost inflation, and productivity savings, partly offset by strong brand investment in A&P and R&D
●	Adjusted operating profit margin2 22.7%, up 50bps and 160 bps organically; with FX impact of (70)bps and M&A impact (40)bps

Strong cash flow supporting shareholder returns
●	H1 net cash flow from operating activities was £842m (H1 2023: £749m), with free cash flow of £831m (H1 2023: £369m)
●	Total borrowings as at 30 June 2024 were £8,858m, with 11.7x total borrowings/profit after tax
●	Net debt at 30 June 2024 of £8,415m, with 2.9x net debt/adjusted EBITDA
●	Interim dividend declared of 2.0 pence per share
●	In Q1, Haleon purchased 102m ordinary shares for c. £315m as part of Pfizer’s global offering
●	Further c. £185m of £500m allocated to share buybacks remains; launching on market share buyback programme today
Continued evolution into a more agile consumer health organisation
●	Further progress in the journey to be more agile, effective and efficient
●	Our 3 year, £300m productivity programme is on track, delivering efficiencies, increasing agility and supporting continued investment including in A&P and R&D
●	Continued portfolio optimisation with agreement to dispose of Nicotine Replacement Therapy (NRT) business outside the US to Dr. Reddy’s for £500m in June 2024
Updating guidance for FY2024 and confident of delivery on medium term guidance
●	Organic revenue growth expected to be 4-6%
●	Organic operating profit growth now expected to be high-single digit
●	Well positioned to deliver on medium term guidance

Interim results announcement Six months ended 30 June 2024

Reported results				Adjusted results[2]
Six months ended 30 June	2024	vs 2023		2024	vs 2023
Revenue	£5,694m	(0.8)%	Organic revenue growth	3.5%
Operating profit	£1,151m	0.9%	Adjusted operating profit	£1,293m	11.0%[5]
Operating profit margin	20.2%	30bps	Adjusted operating profit margin	22.7%	160bps[5]
Diluted earnings per share	7.9p	6.8%	Adjusted diluted earnings per share	9.0p	5.9%
Net cash flow from operating activities	£842m	£93m	Free cash flow	£831m	£462m

1. The commentary in this announcement contain forward-looking statements and should be read in conjunction with the cautionary note on page 35.

2. Organic revenue growth, Adjusted operating profit growth, Organic operating profit growth, Adjusted operating profit margin, Adjusted diluted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 35-42.

3. Net M&A (predominately the disposal of Lamisil and ChapStick) including the impact of Manufacturing Service Agreements (MSAs).

4. Market share statements throughout this report are estimates based on the Group’s analysis of third party market data of revenue for YTD May 2024 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon’s total revenue).

5. Change on an organic basis (at constant exchange rates excluding the net impact of M&A); definitions and calculations of non-IFRS measures can be found on pages 35-42.

6. Ecommerce sales in this announcement are estimates based on the group’s analysis of sales and third party customer data of online revenue for YTD May 2024.

2024 Outlook

For FY 2024 the Company now expects:

●	Organic revenue growth 4-6%
●	Organic operating profit growth high-single digit. This compares with organic operating profit growth ahead of organic revenue growth previously shared at Haleon’s Q1 Trading Statement on 1 May 2024.
●

The net impact of M&A will dilute FY 2024 revenue and adjusted operating profit by c.1.5% and c.4% respectively. This includes the disposals of Lamisil, ChapStick and Haleon’s NRT business outside the US, with the latter expected to complete in early Q4 2024.

●	Net interest expense of c.£320m
●	Adjusted effective tax rate of 24-25%

Medium term guidance

Over the medium term the company expects

●Annual organic revenue growth of 4-6%
●Organic operating profit growth ahead of organic revenue growth
●Net debt/adjusted EBITDA of around 2.5x
●Dividend to grow at least in line with adjusted earnings

Please note that we are unable to present reconciliations of forward-looking information for adjusted EBITDA, adjusted effective tax rate, adjusted operating profit, adjusted operating profit margin, organic revenue growth and metrics presented at constant currency because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Interim results announcement Six months ended 30 June 2024

Evolution into an agile consumer health organisation

As a standalone company, we are continuing to take advantage of opportunities to evolve at speed across productivity, growth and portfolio

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Increasing agility and productivity across the business: We continue to work on opportunities to optimise existing processes and structures to become more agile. We are well advanced and on track to deliver annualised gross cost savings of c. £300m, with around one third of the benefit expected in FY 2024 and the remainder in FY 2025. These savings are expected to be partly reinvested in digitalisation, automation of processes, systems improvement, as well as increased brand investment and clinical R&D. We incurred c.£150m restructuring costs associated with this programme in FY 2023 and expect a further c.£150m in FY 2024 (consistent with prior guidance). Additionally, in our Q1 Trading Statement, we shared the planned closure of our Maidenhead facility with a total restructuring cost of c. £90m between FY 2024 and FY 2026, mainly non-cash, and with further cost savings once completed.

●

Growth and portfolio: We continue to be proactive in managing our portfolio, and rigorous and disciplined where there are opportunities for bolt-on acquisitions and divestments. Consistent with this, we completed the sale of ChapStick in May 2024 and announced the agreement to divest our NRT portfolio outside of the US in June 2024, which is expected to complete in early Q4 2024. Selling these brands allows us to accelerate growth, simplify our business and de-lever more quickly.

These initiatives are providing the business with capacity to invest and further support our confidence in delivering on our 2024 and medium term guidance.

Divestment of NRT portfolio outside of US

Haleon announced on 26 June 2024 that it had entered into a binding agreement for the sale of its global NRT portfolio outside of the United States to Dr. Reddy’s Laboratories, a global pharmaceutical company headquartered in Hyderabad, India. Under the terms of the transaction, Haleon will receive pre-tax cash proceeds of approximately £500m (with additional proceeds from the transfer of inventory), structured as an upfront cash payment of £458m and further deferred, performance-based consideration of up to £42m payable during 2025 and H1 2026. Haleon’s net revenue attributable to the NRT business outside of the US in FY 2023 was £217m and adjusted operating profit was £110m.

Update on Joint Venture in China

In China, the Group’s OTC business (which represents c. 40% of Haleon’s total China business) is conducted through a joint venture ‘Tianjin SmithKline and French’ (TSKF) between Haleon, the Tianjin Pharmaceutical Group and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited, via a joint venture agreement which was due to expire in September 2024. As noted in our Annual Report and Form 20-F 2023, the Group has been in discussions with the joint venture parties to agree arrangements for the continued operation of TSKF. While these discussions remain ongoing, Haleon and the joint venture parties have entered into an extension to the term of the TSKF joint venture agreement to June 2025.

Interim results announcement Six months ended 30 June 2024

Capital allocation

Strong cash generation in the first half supported the purchase of 102m ordinary shares for c.£315m in connection with Pfizer’s global offering (as part of our allocation of £500m to share buybacks in 2024). In addition, Haleon repaid its $700m bond due in March 2024.

As previously stated, our medium term guidance for optimal leverage is around 2.5x net debt/adjusted EBITDA. Overall cash generation in H1 supported further deleveraging with net debt/adjusted EBITDA of 2.9x at the end of the first half and compares with 3.0x at the end of FY 2023.

Haleon has a further c. £185m remaining of the £500m share buyback allocation for 2024. This leverages our strong cash position, expected savings from our productivity programme, and will also utilise cash proceeds from the disposals announced over the last year. It also reflects our focus on strong capital discipline and will partially mitigate the dilution from the brand disposals. The Company is today launching an on market share buyback programme.

Dividend

Consistent with our previous guidance to grow the dividend at least in line with earnings, the Board has declared a H1 2024 interim dividend of 2.0 pence per ordinary share, up 11% on the interim dividend in 2023. This interim dividend is expected to be paid on 19 September 2024 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 16 August 2024 (the record date). The ex-dividend date is expected to be 15 August 2024 for ordinary shareholders and 16 August 2024 for holders of ADS. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 30 August 2024.

As previously stated, subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Foreign exchange

Whilst we do not guide specifically on foreign exchange, assuming exchange rates as at 30th June 2024 were to hold for the rest of 2024, the estimated unfavourable translational foreign exchange impact would be c.(2.5)% on revenue and c.(3.0)% on adjusted operating profit. This is largely driven by year-on-year movements in the US Dollar, Euro and Chinese Renminbi exchange rates against Sterling, as well as to a lesser extent unfavourable movements in Egyptian, Brazilian and Japanese exchange rates.

Interim results announcement Six months ended 30 June 2024

Presentation for analysts and shareholders:

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7:00am BST (8:00am CEST) on 1 August 2024 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9:00am BST (10:00am CEST).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:+44 (0) 800 358 1035

US:      +1 855 979 6654

All other: +44 (0) 203 936 2999

Passcode: 646174

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial reporting calendar

Q3 2024 Trading Statement	31 October 2024
FY 2024 Results	5 March 2025

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Interim results announcement Six months ended 30 June 2024

Guiding strategy

Haleon is led by its purpose to deliver better everyday health with humanity.

A clear approach to deliver on our growth ambitions is built on a world class portfolio of category leading brands in a growing sector across an attractive geographic footprint. This leverages Haleon’s competitive capabilities of combining deep human understanding with trusted science, along with strength in brand building and innovation, leading route to market and digital capabilities.

Haleon aims to outperform through a focus on increasing household penetration and capitalising on new and emerging growth opportunities across channels and geographies, underpinned by a strong focus on execution and financial discipline to improve profitability and sustain reinvestment in growth. Critically, running a responsible business, which is integral to all that we do, allows Haleon to reduce risk and support performance.

Taken together, this is expected to drive 4-6% organic annual revenue growth with organic operating profit growth ahead of this over the medium term, whilst supporting our investment for growth, delivering consistent high cash conversion and maintaining a focus on our clear and disciplined capital allocation policy.

Business review - Delivering strong growth

Across the portfolio, 69% of Haleon’s business gained or maintained market share, an improvement on the 58% reported for FY 2023.

Haleon’s portfolio of trusted brands combined with strong execution resulted in 0.8% reported revenue decline and 3.5% organic growth during the first six months of 2024. As expected, overall Group organic growth was held back by strong comparatives in Asia Pacific and in North America. In Asia Pacific, in the prior comparative period, the easing of lockdown restrictions in China resulted in particularly tough Fenbid comparatives. In North America, a restocking of cold and flu products last year combined with the impact of inventory reduction by some US retailers in the first quarter this year impacted results. Importantly, consumption in the US remained strong, up mid-single digit.

Interim results announcement Six months ended 30 June 2024

Leading portfolio – performance driven by innovation, brand building and geographic and channel expansion

Revenue by product category for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)
	2024	2023	Reported	Organic[1]
Oral Health	1,683	1,589	5.9%	9.9%
VMS	857	816	5.0%	9.2%
Pain Relief	1,303	1,405	(7.3)%	(4.4)%
Respiratory Health	788	839	(6.1)%	(2.3)%
Digestive Health and Other	1,063	1,089	(2.4)%	4.9%
Group revenue	5,694	5,738	(0.8)%	3.5%

1. Definitions and calculations of non-IFRS measures can be found on pages 35 to 42.

In Oral Health, where revenue grew 5.9% to £1.7bn and organic revenue growth was 9.9% (excluding a 4.0% adverse impact of foreign exchange rates), Haleon continued to deliver market share gains. Growth was supported by strong brand building campaigns and activation, key innovations and geographic expansion. Across Sensodyne, we launched Sensodyne Clinical White scientifically proven to whiten teeth by two shades without worsening or causing sensitivity. Clinical White was launched in eight markets in the first half including the US, UK and Turkey, and has received strong consumer take up to date.

parodontax Active Gum Repair and consistent execution of effective communication continued to be strong contributors to growth for our gum health portfolio. We also recently launched parodontax gum strengthen and protect which helps strengthen the gum seal for long lasting protection and is enriched with Hyaluronic Acid – a key building block of strong gums.  Early results in Italy show strong consumer uptake and this innovation will be rolled out to more markets later this year. In addition, we continued to see strong success from previous launches such as Polident Max Hold Plus which we launched in 2022 and is now present in over 40 markets driving strong growth of fixatives.

In Vitamins, Minerals and Supplements, revenue increased 5.0% on a reported basis and grew 9.2% organically (excluding a 4.2% adverse impact of foreign exchange rates) to £0.9bn. Performance was supported by strength of Centrum which grew double digit, continuing to benefit from strong brand building and activation of its trusted science credentials. We launched an update of a proven global Masterbrand campaign for Centrum and continue to activate cognitive health claims globally, including the outcome of a clinical study that demonstrated Centrum led to cognitive health improvements for older adults. These claims continued to support market share gains. We also launched a global awareness-driving expert campaign, reinforcing the benefit of the multivitamin with healthcare professionals.

In addressing increased accessibility, we launched Centrum Essencial in Brazil, a multivitamin offering at a lower price point to drive access among low-income consumer groups. Demonstrating accelerated speed to market, it was launched within a year with ten approved claims, and results to date have shown incremental demand to the Centrum portfolio.

Interim results announcement Six months ended 30 June 2024

Caltrate grew double digit, ahead of the market driven by education and the successful programme, “Bone Up China”, centered around the treatment and prevention of osteoporosis, leveraging its distinctive go to market model, securing the brand’s position as #1 Calcium brand globally and increasing penetration in China. Caltrate growth was also partly driven by innovation, including a new Softgel with Vitamin D and Vitamin K.

Emergen-C consumption grew double digit ahead of the market, partly driven by price, but also by new format innovation. We continue to use our deep human understanding insights to evolve delivery formats and delivering on new use occasions. The Emergen-C crystals, which launched in the US in 2023 and is a ‘no-water needed’ solution delivering key immune-supporting nutrients for adults and children, saw an Emergen-C Zero Sugar extension and supported the brand’s performance in H1.

In Pain Relief, revenue declined 7.3% on a reported basis, with organic revenue down 4.4% (excluding a 2.9% adverse impact of foreign exchange) resulting in £1.3bn of revenue As expected, performance reflected tough comparatives from H1 2023 due to strong demand for Fenbid in China following the lifting of COVID-19 related restrictions, and with Advil in Canada from elevated demand in the prior comparative period. Panadol saw a mid-single digit decline largely driven by a tough comparative in Middle East & Africa and softer demand in Australia.

Mid-single digit growth in Voltaren was underpinned by a number of innovation launches, including Voltarol Patches, which drove patches and topical growth, leading to double digit growth for the brand in Spain. In addition, our Pharmacist Assistants Engagement Programme, launched at the end of 2023, drove engagement and product recommendations for Voltaren in Germany.

In Advil, revenue declined high single digit, with organic revenue in Q2 flat, and with consumption showing growth slightly ahead of the market. During the first half, we launched Advil Targeted Relief in the US, the first topical pain relief product from Advil with four active ingredients which start working on contact, and provide users with up to eight hours of relief at the source. Early consumer feedback has been positive.

In Respiratory Health, revenue declined 6.1% on a reported basis to £0.8bn, with organic revenue down (2.3)% (excluding a 3.8% adverse impact of foreign exchange), reflecting lapping strong cold and flu comparatives, and significantly elevated Contac demand in China in Q1 2023 from the lifting of COVID-19 related restrictions.

Performance was supported by mid-single digit growth in Otrivin underpinned by strong execution from the launch of Otrivin Nasal Mist, which is expected to be rolled out to a number of European markets in 2024. The Nasal Mist delivers improved consumer experience through a combination of comfort, ergonomics and efficacy.

Theraflu declined low single digit with strength in Central & Eastern Europe offset by strong prior year comparatives. In addition, a number of new flavours including Apple and Cinnamon and Ginger Honey were introduced to address taste barriers related to hot liquids and enhance the sensorial superiority of Theraflu.

Across allergy, Flonase grew mid-single digit with particularly strong demand in China, and despite a weaker start to the allergy season elsewhere.

Interim results announcement Six months ended 30 June 2024

Digestive Health and Other revenue declined 2.4% and grew 4.9% organically (excluding a 4.8% negative impact from organic adjustments and a 2.5% adverse impact of foreign exchange movements) to £1.1bn. This category comprises c.50% Digestive Health, c.25% Skin Health and c.25% Smoking Cessation brands. Low-single digit growth in Digestive Health was underpinned by strength in Tums and ENO, partly offset by a decline in Nexium. In Skin Health, double-digit growth in Bactroban in China was a key growth driver. Smoking Cessation grew low-single digit.

Marketing and in market effectiveness

Haleon Advertising and Promotion (A&P) spend was +5% at actual exchange rates (AER) and at constant currency was up 9% for the half year, representing 19.5% of revenues (H1 2023: 18.4%). A&P spend focused investment on key growth areas including Oral Health and Vitamins, Minerals and Supplements, and also was directed to key growth markets. This increased spend also underpinned the strong market share performance, with 69% of the business gaining or maintaining share.

During the first half, a number of successful marketing campaigns supported performance, with Haleon winning multiple awards globally including a Spikes Asia PR Gold for Otrivin’s, “Actions to Breathe Cleaner” campaign. Furthermore, the Panadol Pain Phone won two design awards, the iF DESIGN AWARD and the reddot design award, recognising the unique and consumer-driven work behind the Panadol Pain Phone.

Increased channel penetration

E-commerce revenue grew 21% to 11% of total sales, with the two largest markets US and China seeing growth of 19% and 25% respectively. Improved content, optimised media, increased investment in high traffic events as well as refreshed ‘brand stores’ contributed to growth. Increased penetration remains an opportunity for the Group and an area where we continue to invest.

Supported by strong execution and financial discipline

The business remains focused on driving sustainable growth and our growth agenda is fuelled by strong execution and disciplined cost management. This, combined with sales growth and active portfolio management enables us to continue to invest in the business and deliver attractive returns.

At the start of 2023, we announced a productivity programme to increase agility and productivity across the business, focused on optimising existing processes and structures. Examples of initiatives included restructuring a number of individual functions and refining processes to be fit for purpose and increase agility. We continue to expect that this programme will deliver annualised gross cost savings of c. £300m in FY 2024 and FY 2025. As previously stated, we expect approximately one third of the gross cost savings to be delivered in FY 2024, with a portion to be re-invested into key areas including automation and systems, and increased A&P and R&D initiatives to drive superior growth across the business.

In Q1 we announced the proposed closure of our manufacturing facility in Maidenhead, UK which will result in a more competitive business. The cost savings and costs incurred in connection with the closure are incremental to the productivity programme. We said that there would be a total restructuring cost in relation to this of c. £90m between FY 2024 and FY 2026, the majority of which is non-cash, and that it would deliver cost savings once completed.

Interim results announcement Six months ended 30 June 2024

In the first half of 2024, gross profit was down 0.1% with the Group driving mid-single digit gross profit growth (at constant currency and excluding the net impact of M&A), helped in part by pricing, lower cost inflation and a number of other initiatives. Gross profit margin increased 40bps to 62.3%. Adjusted gross profit margin increased 170bps at constant currency and excluding the net impact of M&A to 63.8%.

We continue to make strong progress on dual sourcing and de-risking our raw material supply chain to increase agility and improve our cost base. All single sourced materials for Power Brands are now dual sourced providing production flexibility, reduces supply risk, and enables cost advantages. We are undertaking similar initiatives for our Local Growth Brands.

In the logistics space, we have partnered closely with our key freight and distribution providers to improve efficiencies enabling a 25% cost reduction, network optimisation and increased flexibility. Despite being impacted by the conflict in the Red Sea, these efforts have helped Haleon mitigate disruption in the materials and finished goods supply chain in H1 2024.

Consistent with our strategy to be active in managing the portfolio, in May 2024 we completed the divestment of ChapStick to Suave Brands Company, a portfolio company of Yellow Wood Partners for approximately $430m, along with a passive minority interest in the Suave Brands company, currently valued at £81m. In addition, to further reduce complexity in the business and focus on strategic growth areas, we announced the agreement to divest our NRT business outside the US to Dr. Reddy’s for £500m.

Beyond this, we continue to advance our plans to commercialise the first FDA approved topical erectile dysfunction (ED) treatment for OTC use in US, with Futura Medical. We continue to get ready for the launch and believe that this product addresses a significant unmet consumer need and expect the product to be available in market before the end of this year.

Run a responsible business

Running a responsible business is one of our strategic priorities and our responsible business strategy focuses on making everyday health more inclusive; reducing our environmental impact; and operating with ethical, responsible, and transparent behaviours and standards of conduct. Haleon published its first Responsible Business Report earlier this year covering progress in 2023, and also shared its first Climate Action Transition Plan.

Progressing against existing environmental targets

We aim to reduce our Scope 3 carbon emissions from source to sale by 42% by 2030, based on a 2022 baseline. Most of Haleon’s source to sale Scope 3 carbon emissions are generated by the raw materials, active pharmaceutical ingredients, packaging, and services bought and used in production, so we are working closely with our suppliers to decarbonise these goods and services. In January, we launched our Haleon Sustainability Supply Chain Programme Pledge, asking our suppliers to demonstrate their shared commitment to climate action. Signatories to the pledge are requested to disclose their Scope 1, 2 and 3 emissions, move to renewable electricity and energy, and develop a science-based target in line with Science Based Targets Initiative (SBTi).

We are also working to make our packaging more sustainable, including our aim to reduce our use of virgin petroleum-based plastic by 10% by 2025, and a third by 2030, versus a 2022 baseline. We continued to scale current and launch new initiatives in H1 2024, focused on Haleon’s most material packaging

Interim results announcement Six months ended 30 June 2024

formats. This included further roll-out of Centrum and mouthwash bottles made with recycled plastic, and the launch of toothpaste tube caps made with bioplastic in several markets in Europe, with the aim for caps in most markets to be manufactured using bioplastic or recycled plastic by 2025. Haleon also remains on track to develop solutions for all product packaging to be recycle-ready by 2025 where safety, quality and regulations permit.

We target all key agricultural, forest and marine-derived materials used in our ingredients and packaging to be sustainably sourced and deforestation-free by 2030.1 To support this, we established the Healthy Mint Supply Chain programme in 2023, to support farmers to adopt more sustainable farming methods, improving yields and livelihoods whilst reducing the environmental impact and upholding health and safety standards. We worked with two key suppliers to support farmers in 2023 and are now scaling this to support 6000 farmers in 2024.

Opportunity to make a difference with health inclusivity

Haleon aims to empower 50 million people a year to be included in opportunities for better everyday health by 2025, with several examples of brand and community initiatives in H1 2024.

Centrum’s ‘you need your love too, mom’ campaign in the US and Italy featured health education focused on post-partum supplementation and health needs of new mothers. In Italy, the campaign also included engagement with Health Professionals including gynaecologists and midwives to reiterate the importance of supplementation for post-partum health and supported Fondazione ONDA, an organisation focused on promoting a gender-oriented approach to health emphasising women’s health.

Theraflu launched its third year ‘Right to Rest and Recover’ programme in the US, campaigning for more people to be able to take time to rest and recover when they fall sick. As part of this Theraflu is collaborating with A Better Balance, an organisation helping workers understand their rights.

In China, Haleon’s ‘Sprouting Up’ initiative aims to empower self-care for young people living in rural communities who typically have lower health literacy and face more challenges accessing healthcare than those in cities. Collaborating with Amity Foundation, the programme includes in-school health education for students and teachers tailored to rural communities, to increase health literacy and improve healthcare accessibility. An e-commerce initiative with Alibaba also matched donations for products sold, helping to scale reach.

1 Scope includes Haleon’s globally managed spend on key materials that are agricultural, forest, or marine-derived. Globally managed spend covers the majority of our internal spend and expands across some of our third-party manufacturing network.

Interim results announcement Six months ended 30 June 2024

Geographical segment performance

Performance by geographical segment for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)
	2024	2023	Reported	Organic[1]	Price[1]	Vol/Mix[1]
North America	1,956	2,046	(4.4)%	(1.3)%	3.2%	(4.5)%
EMEA and LatAm	2,417	2,323	4.0%	7.9%	6.4%	1.5%
APAC	1,321	1,369	(3.5)%	3.5%	2.2%	1.3%
Group	5,694	5,738	(0.8)%	3.5%	4.3%	(0.8)%

1. Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 35 to 42.

Adjusted operating profit by geographical segment for the six months ended 30 June:

	(£m)		YoY change	YoY organic change[1]
	2024	2023	2024	2024
Group operating profit	1,151	1,141	0.9%
Reconciling items between adjusted operating profit and operating profit[2]	142	130	9.2%
Group Adjusted operating profit[1]	1,293	1,271	1.7%	11.0%

North America	416	471	(11.7)%	(7.6)%
EMEA and LatAm	627	542	15.7%	24.1%
APAC	306	318	(3.8)%	9.0%
Corporate and other unallocated	(56)	(60)	6.6%	28.6%
Group Adjusted operating profit[1]	1,293	1,271	1.7%	11.0%

1. Change on an organic basis represents change at constant currency and excluding the net impact of M&A. Further definitions and calculations of non-IFRS measures can be found on pages 35 to 42.

2. Reconciling items for these purposes are the Adjusting Items, which are defined under “Use of Non-IFRS Measures”. A reconciliation between Operating profit and Adjusted operating profit is included under “Use of Non-IFRS Measures”.

Adjusted operating profit margin by geographical segment for the six months ended 30 June:

	Adjusted operating profit margin (%)		YoY change	YoY organic[1]
	2024	2023	2024	2024
North America	21.3%	23.0%	(1.7)%	(1.5)%
EMEA and LatAm	25.9%	23.3%	2.6%	3.4%
APAC	23.2%	23.2%	-%	1.2%
Group[1]	22.7%	22.2%	0.5%	1.6%

1. Change on an organic basis represents change at constant currency and excluding the net impact of M&A. Further definitions and calculations of non-IFRS measures can be found on pages 35 to 42.

2. Reconciling items for these purposes are the Adjusting Items, which are defined under “Use of Non-IFRS Measures”. A reconciliation between Operating profit and Adjusted operating profit is included under “Use of Non-IFRS Measures”.

North America

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H1 2024 revenue was £1,956m (H1 2023: £2,046m), a decline of 4.4% on a reported basis which included the negative impact of exchange rates of (2.5)% and a (0.6)% impact from net M&A. As a result, revenue declined 1.3% on an organic basis with +3.2% price and (4.5)% volume/mix

Interim results announcement Six months ended 30 June 2024

●

The volume/mix decline during the second quarter was largely driven by the decline in Respiratory Health as well as in Pain Relief. We reduced our shipments of Respiratory Health products containing Phenylephrine in Q2 to prepare to ship reformulated products not containing this ingredient ahead of the upcoming cold and flu season. This reduced Q2 and HY volume mix by c.1%, but should reverse in Q3 and H2. This impacted the overall Group by c.0.5% in the first half of 2024. Additionally, consistent with Q1, we saw some US retailers continue to hold around one week less inventory than that held historically. We remain encouraged that consumption in the US for Haleon products is strong and were up mid-single digit, continuing to show share gain.

●

Excluding the impact of foreign exchange, Oral Health saw mid-single digit growth in H1 2024 largely driven by good demand for Sensodyne, up mid-single digit, underpinned by innovations including Sensodyne Clinical White. VMS grew double digit in H1 driven by strength in Centrum and good growth in Emergen-C. Respiratory Health revenue declined double digit in H1, with Robitussin and Theraflu particularly impacted by the comparatives in Q1 as well as reduced shipments of products containing Phenylephrine. Pain Relief declined mid-single digit in H1, with Advil down high single-digit due to lapping the Canada comparative in Q1. Excluding the impact of foreign exchange and net M&A, Digestive Health and Other revenue grew low single digit, reflecting low single digit growth in Digestive Health partly offset by a low-single digit decline in Skin Health.

●

Adjusted operating profit declined 11.7% and 7.6% organically, driven by the decline in revenue and increased A&P. Adjusted operating profit margin declined by 170bps at AER to 21.3% and by 150bps at constant currency and excluding the net impact of M&A.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●

H1 2024 revenue was £2,417m (H1 2023: £2,323m), an increase of 4.0% on a reported basis, which included the negative impact of exchange rates of (2.6)% and a (1.3)% impact from net M&A. As a result, organic revenue grew +7.9% with +6.4% price and +1.5% volume/mix. Pricing in this region partly benefitted from carry-forward pricing taken in 2023 along with incremental pricing taken in the first half. The region saw broad based volume/mix growth which was held back by a decline in Middle East and Africa.

●	As previously noted in the FY 2023 results announcement, the benefit of pricing of countries experiencing hyperinflation, Turkey and Argentina is capped at 26%.
●

Excluding the impact of foreign exchange, Oral Health saw double-digit organic growth in H1 2024 with all three Power Brands, Sensodyne, parodontax and Polident/Poligrip, having seen double digit growth. VMS saw high-single digit growth, with Centrum up high-single digit and good performance across the Local Brands. In Pain Relief, revenue increased mid-single digit, with Voltaren up mid-single digit and a slight decline in Panadol. Respiratory Health increased mid-single digit largely due to strength in Otrivin. Excluding the impact of foreign exchange and net M&A, Digestive Health and Other saw high-single digit growth, with a double digit increase in Skin Health and Smokers Health more than offsetting a low-single digit decline in Digestive Health.

●

Geographically, Latin America and Central & Eastern Europe increased double digit. Middle East & Africa grew high-single digit. Northern Europe and Germany were up mid-single digit and Southern Europe grew low-single digit.

●

Adjusted operating profit increased 15.7% and 24.1% organically, driven by operating leverage, largely pricing combined with operational efficiency improvements and a decline in freight costs which more than offset a strong increase in A&P. Adjusted operating profit margin increased by 260bps at AER to 25.9% and by 340bps at constant currency and excluding the net impact of M&A.

Interim results announcement Six months ended 30 June 2024

Asia-Pacific (APAC)

●

H1 2024 revenue was £1,321m (H1 2023: £1,369m), a decline of 3.5% on a reported basis, which included the negative impact of exchange rates of (6.2)% and net M&A of (0.8)%.As a result, organic revenue growth in APAC was +3.5% with +2.2% price and +1.3% volume/mix. Revenue was impacted by the high comparative from Fenbid and Contac in China during both Q1 and Q2 2023.

●

In H1 2024, excluding the impact of foreign exchange, Oral Health grew double digit, driven by double digit growth in Sensodyne, and particularly strong performance in India and China. parodontax also delivered mid-single digit growth. VMS grew high single digit, with Caltrate up double digit due to strength in China, and Centrum up mid-single digit. Respiratory Health saw double-digit growth, driven by double digit growth of Flonase in China and strength in Theraflu in Korea. Pain Relief declined double-digit, driven by a double-digit decline in Fenbid due to tough comparatives following the easing of COVID-19 related restrictions in China in Q1 2023. Panadol declined high-single digit due to softer demand in Australia. Excluding the impact of foreign exchange movements and net M&A, Digestive Health and Other was up double digit, with high-single digit growth in Digestive Health and Smokers Health, with double-digit growth in Skin Health.

●

Geographically, performance was particularly strong in India, up double digit underpinned by strength in Sensodyne. China was flat due to lapping of the tough prior year comparative. North Asia increased mid-single digit, South East Asia & Taiwan grew mid-single digit and Australia/New Zealand declined mid-single digit.

●

Adjusted operating profit declined 3.8% and increased 9.0% organically. The organic increase in adjusted operating profit was driven by positive operating leverage combined with operational efficiencies, which more than offset a strong increase in A&P. Adjusted operating profit margin was flat at 23.2% at AER or increased by 120bps at constant currency and excluding the net impact of M&A.

Interim results announcement Six months ended 30 June 2024

Summary of financial performance (unaudited)

Income statement summary

Six months ended 30 June	2024	2023	%
	£m	£m	change
Total revenue	5,694	5,738	(0.8)
Gross profit	3,548	3,550	(0.1)
Adjusted gross profit[1]	3,630	3,577	1.5
Operating profit	1,151	1,141	0.9
Adjusted operating profit[1]	1,293	1,271	1.7
Profit before tax	996	960	3.8
Adjusted profit before tax[1]	1,131	1,090	3.8
Profit after tax attributable to shareholders of the Group	726	687	5.7
Adjusted profit after tax attributable to shareholders of the Group[1]	826	791	4.4
Diluted earnings per share[2]
Reported (p)	7.9	7.4	6.8
Adjusted[1] (p)	9.0	8.5	5.9

1.	Definitions and calculations of non-IFRS measures can be found on pages 35 to 42.
2.	Diluted earnings per share for the period ended 30 June 2024 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares.

Revenue

Revenue decreased 0.8% to £5,694m (H1 2023: £5,738m). Adverse foreign exchange had a £196m impact on total revenue.  This was largely driven by Sterling strengthening against the US Dollar, Euro, Chinese Renminbi and other emerging market currencies. Net M&A had a £49m adverse impact largely from the disposal of Lamisil which completed in October 2023 and ChapStick which completed at end of May 2024. Revenue grew 3.5% organically for H1 2024.

Gross profit

Reported gross profit fell 0.1% to £3,548m (H1 2023: £3,550m) with gross margin up 40bps to 62.3%. Adjusted gross profit increased by 1.5% (or 6.3% at constant currency and excluding the net impact of M&A) to £3,630m (H1 2023: £3,577m) with Adjusted gross margin of 63.8% (H1 2023: 62.3%), up 150bps and 170bps at constant currency and excluding the net impact of M&A.

Adjusted gross profit was driven by pricing, ongoing supply chain and manufacturing efficiency benefits, and also lower freight and commodity related costs.

Operating profit

Operating profit increased by 0.9% to £1,151m (H1 2023: £1,141m) and operating profit margin increased 30bps to 20.2% (H1 2023: 19.9%). Adjusted operating profit increased by 1.7% to £1,293m (H1 2023: £1,271m) or 11.0% on an organic basis. Adjusted operating profit margin increased 50bps and 160bps organically to 22.7%. Organically, adjusted operating profit growth was driven by operating leverage from revenue growth combined with on-going efficiencies across the business.

Interim results announcement Six months ended 30 June 2024

For the first half of 2024, A&P spend was up 5%, and up 9% at constant currency representing 19.5% of revenue (H1 2023: 18.4%). Adjusted R&D expenditure was £143m (H1 2023: £141m), up 1% and 4% at constant currency and excluding the net impact of M&A, with increased spend on scientific evidence generation including clinical studies to support new differentiating claims, partly offset by productivity savings.

Adjusting items within operating profit totalled £142m in H1 2024 (H1 2023: £130m) and primarily related to restructuring costs of £132m (H1 2023: £30m) largely arising from our productivity programme, amortisation and impairment of intangible assets of £(4)m (H1 2023: £23m), which includes an impairment reversal of £17m, separation and admission costs of £19m (H1 2023: £60m) and disposals and other items of £(9)m (H1 2023: £10m). Transaction related costs were £4m (H1 2023: £7m).

Net finance costs

Net finance costs were £162m (H1 2023: £181m). This reflected finance costs of £193m (H1 2023:  £219m) and finance income of £31m (H1 2023: £38m).

Tax charge

The statutory tax charge of £242m (H1 2023: £230m) represented an effective tax rate on IFRS results of 24.3% (H1 2023: 24.0%).

The tax charge on an Adjusted basis was £277m (H1 2023: £256m) and the effective tax rate on an Adjusted results basis was 24.5% (H1 2023: 23.5%).

Profit after tax

Profit after tax attributable to shareholders of the Group was £726m (H1 2023: £687m) and Adjusted profit after tax attributable to shareholders was £826m (H1 2023: £791m), up 4.4% at AER and up 16.6% at constant currency and excluding the net impact of M&A. The increase at constant currency and excluding the net impact of M&A was driven by 11.0% growth in adjusted operating profit and lower net finance costs, which was partly offset by the higher tax rate described above.

This resulted in diluted earnings per share of 7.9p (H1 2023: 7.4p) and adjusted diluted earnings per share of 9.0p (H1 2023: 8.5p). Apart from the movements described above, earnings per share was helped by a 0.6% reduction in the weighted average share count following the Group’s purchase and subsequent cancellation of 102.3m ordinary shares from the Pfizer global offering in March 2024.

Interim results announcement Six months ended 30 June 2024

Net debt

At 30 June 2024, the Group’s net debt was £8,415m. In March 2024, we re-paid our $700m bond with the next major maturity being $1,750m in March 2025.

Net debt is calculated as follows:

	As at 30 June 2024	As at 31 December 2023
	£m	£m
Cash and cash equivalents	531	1,044
Short-term borrowings	(1,451)	(656)
Long-term borrowings	(7,407)	(8,800)
Derivative financial assets	105	88
Derivative financial liabilities	(193)	(190)
Net Debt	(8,415)	(8,514)

As of 30 June 2024, the Group’s senior unsecured long-term credit rating was BBB+ from Standard and Poor’s Global Ratings and Baa1 from Moody’s.

Related Party Transactions

Related party transactions are disclosed in note 13 to the condensed set of financial statements. There have been no changes to the related parties of the Group for the six-months period ended 30 June 2024.

Interim results announcement Six months ended 30 June 2024

Risks and uncertainties

The principal risks facing the Group are as set out on pages 53-58 of our 2023 Annual Report and Form 20-F and are under the headings: growth model; people and organisation; trusted ingredients; supply chain resilience; environmental, social and governance; cyber security; geopolitical instability. In our view, the nature and potential impact of these principal risks is expected to remain unchanged for the remaining six months of the year. In addition to the principal risks, Haleon also faces other enterprise risks that we manage as part of our integrated risk management framework, such as employee health and safety, financial, regulatory governance, legal & compliance, product quality and product user safety.

Directors’ responsibility statement

The Directors confirm that to the best of their knowledge:

a)	the condensed set of financial statements on pages 21 to 34 has been prepared in accordance with UK-adopted IAS 34 ‘Interim Financial Reporting’;

b)	the interim management report on pages 1 to 17 includes a fair review of the information required by regulations 4.2.7 and 4.2.8 of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

The Directors of Haleon plc are listed on pages 62 to 63 of Haleon’s Annual Report and Form 20-F 2023. A list of current Directors is maintained on the Haleon plc website: https://www.haleon.com/who-we-are/leadership/

Approved by the Board and signed on its behalf by

Brian McNamara             Tobias Hestler

Chief Executive Officer    Chief Financial Officer

31 July 2024

Interim results announcement Six months ended 30 June 2024

Independent review report to Haleon plc

Conclusion

We have been engaged by Haleon plc (“the Company”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 which comprises condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards. The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 as adopted for use in the UK and IAS 34 Interim Financial Reporting as issued by the IASB.

Interim results announcement Six months ended 30 June 2024

In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Nicholas Frost

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square, London, E14 5GL

31 July 2024

Interim results announcement Six months ended 30 June 2024

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

		2024	2023
	Notes	£m	£m

Revenue	2	5,694	5,738
Cost of sales		(2,146)	(2,188)
Gross profit		3,548	3,550

Selling, general and administration		(2,255)	(2,262)
Research and development		(144)	(142)
Other operating income/ (expense)		2	(5)
Operating profit	2	1,151	1,141

Finance income		31	38
Finance expense		(193)	(219)
Net finance costs		(162)	(181)

Net monetary gain arising from hyperinflationary economies[1]		7	—

Profit before tax		996	960

Income tax	5	(242)	(230)

Profit after tax for the period		754	730

Profit attributable to shareholders of the Group		726	687
Profit attributable to non-controlling interests		28	43

Basic earnings per share (pence)	7	7.9	7.4
Diluted earnings per share (pence)	7	7.9	7.4

1 Application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied effective 1 January 2024.

Interim results announcement Six months ended 30 June 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

	2024	2023
	£m	£m

Profit after tax for the period	754	730
Other comprehensive (expenses)/income for the period
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets	(75)	(385)
Exchange movements on overseas net assets of non-controlling interests	(2)	(9)
Fair value movements on cash flow hedges	(9)	(1)
Reclassification of cash flow hedges to income statement	(11)	(11)
Related tax on items that may be subsequently reclassified to income statement	4	3
	(93)	(403)
Items that will not be reclassified to income statement:
Remeasurement gains on defined benefit plan	7	9
Related tax on items that will not be reclassified to income statement	(1)	2
	6	11
Other comprehensive (expenses)/income net of tax for the period	(87)	(392)
Total comprehensive income, net of tax for the period	667	338
Total comprehensive income for the period attributable to:
Shareholders of the Group	641	304
Non-controlling interests	26	34

Interim results announcement Six months ended 30 June 2024

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT (unaudited)

		30 June 2024	31 December 2023
	Notes	£m	£m

Non-current assets
Property, plant and equipment		1,752	1,780
Right of use assets		110	122
Intangible assets		26,366	26,855
Other Investments	12	81	—
Deferred tax assets		264	265
Post-employment benefit assets		29	36
Derivative financial instruments	8	6	65
Other non-current assets		78	114
Total non-current assets		28,686	29,237
Current assets
Inventories		1,462	1,408
Trade and other receivables		2,136	1,856
Cash and cash equivalents		531	1,044
Derivative financial instruments	8	99	23
Current tax receivables		82	91
Assets held for sale	12	400	396
Total current assets		4,710	4,818
Total assets		33,396	34,055
Current liabilities
Short-term borrowings	9	(1,451)	(656)
Trade and other payables		(3,599)	(3,526)
Derivative financial instruments	8	(102)	(40)
Current tax payable		(308)	(288)
Short-term provisions		(129)	(130)
Liabilities Held for Sale	12	(35)	—
Total current liabilities		(5,624)	(4,640)
Non-current liabilities
Long-term borrowings	9	(7,407)	(8,800)
Deferred tax liabilities		(3,342)	(3,487)
Post-employment benefit obligations		(142)	(157)
Derivative financial instruments	8	(91)	(150)
Long-term provisions		(56)	(39)
Other non-current liabilities		(27)	(53)
Total non-current liabilities		(11,065)	(12,686)
Total liabilities		(16,689)	(17,326)
Net assets		16,707	16,729
Equity
Share capital	10	91	92
Other reserves	10	(11,017)	(10,960)
Retained earnings		27,526	27,474
Shareholders’ equity		16,600	16,606
Non-controlling interests		107	123
Total equity		16,707	16,729

The condensed consolidated interim financial statements were approved by the Board of Directors and signed on its behalf by the Chief Financial Officer on 1 August 2024:

T Hestler, Chief Financial Officer

1 August 2024

Interim results announcement Six months ended 30 June 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

						Non-
		Share	Other	Retained	Shareholders'	controlling	Total
		capital	reserves	earnings	equity	interests	equity
	Notes	£m	£m	£m	£m	£m	£m
At 1 January 2024		92	(10,960)	27,474	16,606	123	16,729
Implementation of IAS 29 – Hyperinflation				9	9		9
At 1 January 2024 Restated		92	(10,960)	27,483	16,615	123	16,738
Profit after tax		—	—	726	726	28	754
Other comprehensive expenses		—	(91)	6	(85)	(2)	(87)
Total comprehensive (expenses)/income		—	(91)	732	641	26	667
Distributions to non-controlling interests		—	—	—	—	(42)	(42)
Dividends to equity shareholders	6	—	—	(388)	(388)	—	(388)
Share-based incentive plans		—	—	49	49	—	49
Shares transferred to employees		—	33	(33)	—	—	—
Repurchase of ordinary shares and capital reduction		(1)	1	(317)	(317)	—	(317)
At 30 June 2024		91	(11,017)	27,526	16,600	107	16,707
At 1 January 2023		92	(10,491)	26,730	16,331	126	16,457
Profit after tax		—	—	687	687	43	730
Other comprehensive income/(expenses)		—	(394)	11	(383)	(9)	(392)
Total comprehensive income		—	(394)	698	304	34	338
Distributions to non-controlling interests		—		—	—	(43)	(43)
Dividends to equity shareholders		—		(222)	(222)		(222)
Share-based incentive plans		—	—	36	36	—	36
Other				1	1		1
At 30 June 2023		92	(10,885)	27,243	16,450	117	16,567

Interim results announcement Six months ended 30 June 2024

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

		2024	2023
	Notes	£m	£m

Cash flows from operating activities
Profit after tax		754	730
Taxation charge	5	242	230
Net finance costs		162	181
Depreciation of property, plant and equipment and right of use assets		106	98
Amortisation of intangible assets		47	54
Impairment and assets written off, net of reversals		44	6
(Gain)/Loss on sale of intangible assets, property, plant and equipment and businesses		(9)	7
Share-based incentive plans		49	36
Other non-cash movements		(11)	(5)
Increase/(decrease) in pension and other provisions		15	(7)
Changes in working capital:
Increase in inventories		(73)	(194)
Increase in trade receivables		(336)	(159)
Increase in trade payables		248	103
Net change in other receivables and payables		(83)	(97)
Taxation paid		(313)	(234)
Net cash inflow from operating activities		842	749
Cash flows from investing activities
Purchase of property, plant and equipment		(86)	(122)
Purchase of intangible assets		(26)	(22)
Proceeds from sale of intangible assets		331	11
Purchase of business, net of cash acquired		—	(71)
Interest received		26	16
Other investments		(10)	—
Net cash inflow/(outflow) from investing activities		235	(188)
Cash flows from financing activities
Share capital purchased for cancellation		(317)	—
Payment of lease liabilities		(30)	(25)
Interest paid		(214)	(220)
Dividends paid to shareholders	6	(388)	(222)
Distributions to non-controlling interests		(42)	(43)
Repayment of borrowings	9	(553)	(245)
Proceeds from borrowings	9	—	156
Other financing cash flows		(32)	(79)
Net cash outflow from financing activities		(1,576)	(678)

Decrease in cash and cash equivalents and bank overdrafts		(499)	(117)

Cash and cash equivalents and bank overdrafts at the beginning of the period		994	611
Exchange adjustments		(3)	(33)
Decrease in cash and cash equivalents and bank overdrafts		(499)	(117)
Cash and cash equivalents and bank overdrafts at the end of the period		492	461

Cash and cash equivalents and bank overdrafts at the end of the period comprise:
Cash and cash equivalents		531	490
Overdrafts		(39)	(29)
Cash and cash equivalents and bank overdrafts at the end of the period		492	461

Interim results announcement Six months ended 30 June 2024

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2024 (unaudited)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Haleon plc (the Company) and its subsidiary undertakings (collectively, the Group) is a global leader in consumer health, with brands trusted by millions of consumers globally. Haleon’s product portfolio spans five major categories – Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other.

The condensed consolidated interim financial statements (interim financial statements) of the Group for the six months ended 30 June 2024 have been prepared in accordance with the IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS). The condensed consolidated interim financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the publication of the Group’s consolidated financial statements and related notes as at and for the year ended 31 December 2023.

All accounting policies for recognition, measurement, consolidation, and presentation are as outlined in the published Group’s consolidated financial statements and these accounting policies are applied consistently in preparation of the condensed consolidated interim financial statements except for the application of hyperinflation accounting for Argentina and Turkey. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, and are presented in Pounds Sterling, the presentation currency of the Group.

These interim financial statements have been approved and authorised for issue by the Group’s Chief Financial Officer on 1 August 2024.

Exchange rates

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period, as modified by specific transaction rates for large transactions, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Period-end rates are used to translate the net assets of those entities. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Average rates		Period-end rates
	Six months ended 30 June 2024	Six months ended 30 June 2023	As at 30 June 2024	As at 30 June 2023
US$/£	1.27	1.23	1.27	1.26
Euro/£	1.17	1.14	1.18	1.17
CNY/£	9.12	8.59	9.19	9.19

In addition, the Group is exposed to currency fluctuations across a broad-based global footprint of emerging markets which, when combined, represent a significant part of the Group’s revenue.

Accounting for Argentina and Turkey as hyperinflationary economies

The Argentinian and Turkish economies are designated as hyperinflationary for accounting purposes. The company has monitored the impact of inflation on its subsidiaries in these countries and does not believe that inflation had a material impact on the group over the past years. As a result, application of

Interim results announcement Six months ended 30 June 2024

IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to Haleon entities whose functional currency are the Argentinian Peso and Turkish Lira effective 1 January 2024.

The application of IAS 29 includes:

•	Adjusting historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date.
●	Adjusting the income statement for inflation during the reporting period.
●	Translating the income statement at the period end foreign exchange rate instead of an average rate.
●	Adjusting the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of applying IAS 29 on the Group consolidated financial statements are:

●	Opening retained earnings increased by £9m reflecting the impact of adjusting the historical cost of non-monetary assets and liabilities for the effect of inflation from the date of their initial recognition to 1 January 2024;
●	Revenue and operating profit for the period decreased by £31m and £10m respectively;
●	A net monetary gain arising from hyperinflationary economies of £7m was recorded in the income statement reflecting the impact of adjusting the historical cost of non-monetary assets and liabilities for inflation from 1 January 2024 to 30 June 2024.

Going concern

The Directors have reviewed the Group’s cash flow forecasts, financial position and exposure to principal risks and have formed the view that the Group will generate sufficient cash to meet its ongoing requirements for at least 12 months from the date the condensed consolidated interim financial statements have been authorised. At 30 June 2024, the Group had cash and cash equivalents, net of bank overdrafts, of £492m and undrawn credit facilities of $1.3bn and £900m with initial maturity dates of September 2024 and September 2026, respectively. In addition, the Group has commercial paper programmes  (with maximum aggregate amounts of €2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time. As a result, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s condensed consolidated interim financial statements.

Judgements and estimates

In preparing the condensed consolidated interim financial statements, management is required to make judgements about when or how items should be recognised in the condensed consolidated interim financial statements and estimates and assumptions that affect the amounts of assets and liabilities, income and expenses reported in the condensed consolidated interim financial statements. Actual amounts and results could differ from these estimates.

The critical areas of accounting estimates and judgements are the same as those disclosed in the published Group consolidated financial statements and related notes as at and for the year ended 31 December 2023.

Recent accounting developments

New standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2024 were not material to the Group. All new accounting standards, amendments to accounting standards and interpretations that have been published by the IASB and are not effective for 30 June 2024 reporting periods, have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods.

Interim results announcement Six months ended 30 June 2024

2 REVENUE AND SEGMENT INFORMATION

The Group is organised into business units based on geographical areas and has three reportable segments:

-	North America
-	Europe, Middle East, Africa and Latin America (EMEA and LatAm)
-	Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The Group’s Commercial Operations Board, which consists of the Group’s CEO, CFO and other members of the senior leadership, is the Chief Operating Decision Maker (CODM) who monitors the operating results of the Group’s reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of Adjusted operating profit to assess the performance of the reportable segments. Adjusted operating profit is defined as operating profit less net intangible amortisation and impairment of brands, licences, and patents, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others.  The CODM does not review IFRS operating profit or total assets and liabilities on a segment basis.

The composition of these geographical segments is reviewed on an annual basis. Analysis of revenue and Adjusted operating profit by geographical segment is included below:

	Six months ended 30 June
	2024	2023
Revenue by segment	£m	£m

North America	1,956	2,046
EMEA and LatAm	2,417	2,323
APAC	1,321	1,369
Group revenue	5,694	5,738

	Six months ended 30 June
	2024	2023
Operating profit by segment	£m	£m
Group operating profit	1,151	1,141
Reconciling items between Group operating profit and Group Adjusted operating profit[1]	142	130
Total	1,293	1,271

	Six months ended 30 June
	2024	2023
	£m	£m
North America	416	471
EMEA and LatAm	627	542
APAC	306	318
Corporate and other unallocated	(56)	(60)
Total	1,293	1,271
1.	The reconciling items above include:
a)	Net amortisation and impairment of intangible assets of (£4m) (2023: £23m). In 2024 this includes £17m reversal of impairment relating to Chapstick brand.
b)	Restructuring costs of £132m (2023: £30m). In 2024 these costs include £59m of non-cash items.

Interim results announcement Six months ended 30 June 2024

The primary products sold by each of the reportable segments consist of Oral Health, Vitamins, Minerals and Supplements, Pain Relief, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments. Analysis of revenue by product category is included below:

	Six months ended 30 June
	2024	2023
Revenue by product category	£m	£m

Oral Health	1,683	1,589
Vitamins, Minerals and Supplements	857	816
Pain Relief	1,303	1,405
Respiratory Health	788	839
Digestive Health and Other	1,063	1,089
Group revenue	5,694	5,738

3 IMPAIRMENT REVIEW

In 2022, the Group recorded an impairment charge of £111m for Preparation H since the carrying value of the brand was higher than the recoverable amount. In 2023, the carrying value of Preparation H continued to be sensitive to reasonably possible changes in key assumptions. In June 2024, if the discount rate for Preparation H had been 0.50% higher or the terminal growth rate, had been 0.50% lower than management’s estimates respectively, the Group would have to recognise a impairment of £104m or £65m respectively. There has been no change in circumstances since the year-end that would cause management to revise their view of this impairment.

Other than as disclosed above, management do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs of disposal of the individually significant brands to fall below their carrying values.

4 RESTRUCTURING, SEPARATION AND ADMISSION COSTS

Restructuring costs

Restructuring costs include severance and other personnel costs, professional fees, impairments of assets and other related items. The Group’s restructuring costs for the six months ended 30 June 2024 totalled £132m (2023: £30m). Restructuring costs are reported within cost of sales (2024: £86m, 2023: £3m), selling, general and administration (2024: £45m, 2023: £26m) and research and development (2024: £1m, 2023: £1m).  In 2024 these costs include £59m of non-cash items.

Separation and admission costs

Separation and admission costs include costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business. Separation and admission costs for the six months ended 30 June 2024 totalled £19m (2023: £60m). Separation and admission costs are reported within cost of sales (2024: nil, 2023: £1m) and the selling, general and administration expense (2024: £19m, 2023: £59m).

Interim results announcement Six months ended 30 June 2024

5 TAX

For the six months ended 30 June 2024, the income tax expense has been determined based on management’s best estimate of the effective tax rate applicable for the full year. This is then applied to the pre-tax profit of the interim period, with the tax due on adjusting items considered on an item-by- item basis.

	Six months ended 30 June
	2024			2023
	Pre-tax profit	Tax	Tax rate	Pre-tax profit	Tax	Tax rate
	£m	£m	%	£m	£m	%
IFRS	996	(242)	24.3%	960	(230)	24.0%
Adjusting items	135	(35)		130	(26)
Adjusted	1,131	(277)	24.5%	1,090	(256)	23.5%

6 DIVIDENDS

	Six months ended 30 June
	2024 £m	2023 £m
Final dividend for the year ended 31 December of 4.2 pence per ordinary share (2023: 2.4 pence)	388	222

An interim dividend of 2.0 pence per share has been declared by the Board and is expected to be paid on 19 September 2024 to the holders of ordinary shares and US American Depositary Shares (ADS).

7 EARNINGS PER SHARE

	Six months ended 30 June
	2024	2023
Profit after tax attributable to equity shareholders (£m)	726	687
Weighted average number of shares (million)	9,173	9,234
Weighted average number of shares (held by EBTs) (million)	4	—
Basic weighted average number of shares (million)	9,177	9,234
Effect of dilutive potential shares (million)	27	30
Dilutive weighted average number of shares (million)	9,204	9,264
Basic earnings per share (pence)	7.9	7.4
Diluted earnings per share (pence)	7.9	7.4

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.

8 FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial instruments held at fair value shown according to the fair value hierarchy is provided below. Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

Interim results announcement Six months ended 30 June 2024

	Level 1	Level 2	Level 3	Total
As at 30 June 2024	£m	£m	£m	£m

Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	13	—	13
Cash and cash equivalents (money market funds)	11	—	—	11
Derivatives designated and effective as hedging instruments:
- fair value hedge	—	—	—	—
- cash flow hedge	—	10	—	10
- net investment hedge	—	82	—	82
Financial assets at fair value through other comprehensive income:
Equity investment	—	—	81	81
Total financial assets	11	105	81	197

	Level 1	Level 2	Level 3	Total
As at 30 June 2024	£m	£m	£m	£m

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	—	(43)	—	(43)
Derivatives designated and effective as hedging instruments:				—
- fair value hedge	—	(131)	—	(131)
- cash flow hedge	—	(12)	—	(12)
- net investment hedge	—	(7)	—	(7)
Total financial liabilities	—	(193)	—	(193)

	Level 1	Level 2	Level 3	Total
As at 31 December 2023	£m	£m	£m	£m

Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	25	–	25
Cash and cash equivalents (money market funds)	456	–	–	456
Derivatives designated and effective as hedging instruments:
- cash flow hedge	–	14	–	14
- net investment hedge	–	49	–	49
Total financial assets	456	88	–	544

	Level 1	Level 2	Level 3	Total
As at 31 December 2023	£m	£m	£m	£m

Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(73)	–	(73)
Derivatives designated and effective as hedging instruments:
- fair value hedge	–	(109)	–	(109)
- cash flow hedge	–	(5)	–	(5)
- net investment hedge	–	(3)	–	(3)
Total financial liabilities	–	(190)	–	(190)

The methods and assumptions used to estimate the fair values of significant financial instruments on the balance sheet are consistent with those applied for the year ended 31 December 2023.

Equity investment that is valued at Level 3 is a passive investment in a private entity acquired as part of the consideration received for the divestment of Chapstick. In the absence of specific and active market data, the investment is held at fair value based on a multiple of the latest available Rolling Twelve Month Earnings Before Interest Depreciation and Amortisation (EBITDA) and adjusted for net debt, which approximates to fair value.

Interim results announcement Six months ended 30 June 2024

There are no material differences between the carrying value of the Group’s financial assets and liabilities and their estimated fair values, with the exceptions of bonds, for which the carrying values and fair values are set out in the table below:

	As at 30 June 2024		As at 31 December 2023
	Carrying		Carrying
	value	Fair value	value	Fair value
	£m	£m	£m	£m
Bonds	8,663	8,062	9,234	8,775

-
-
-

9 BORROWINGS

Composition of borrowings

	As at 30 June 2024			As at 31 December 2023
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Commercial paper	-	—	-	–	–	–
Loan and overdrafts	(48)	—	(48)	(60)	–	(60)
Lease liabilities	(46)	(76)	(122)	(48)	(89)	(137)
Non-voting preference shares	—	(25)	(25)	–	(25)	(25)
Bonds	(1,357)	(7,306)	(8,663)	(548)	(8,686)	(9,234)
	(1,451)	(7,407)	(8,858)	(656)	(8,800)	(9,456)

Short-term borrowings

As at 30 June 2024, the Group had within short-term borrowings, Pre-Separation USD Notes of $1,750m (£1,357m) (31 December 2023: $700m(£548m)). The average effective pre-swap and post-swap interest rate of all short-term notes in issue as at 30 June 2024 was 3.1% and 4.8% (31 December 2023: 3.0% and 3.0%). The Group has repaid the $700m Fixed Rate Senior Note on its maturity on 25 March 2024.

The Group has commercial paper programmes (with maximum aggregate amounts of €2bn and $10bn) pursuant to which members of the Group may issue commercial paper from time to time.

As at 30 June 2024, the Group had short-term bank loans of £9m (31 December 2023: £10m). The weighted average interest rate on short-term bank loans as at 30 June 2024 was 7.8% (31 December 2023: 7.8%).

Long-term borrowings

As at 30 June 2024, the Group had within long-term borrowings, Notes of £7,306m (31 December 2023: £8,686m), of which £3,973m (31 December 2023: £4,783m) fell due in more than five years. The average effective pre-swap and post-swap interest rate of all long-term notes in issue as at 30 June 2024 was 3.0% and 3.3% (31 December 2023: 3.0% and 3.6%).

On 17 July 2022, as part of the demerger activities, the Company issued 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., with a coupon rate of 9.5% per annum. The non-voting preference shares (NVPS) command a mandatory quarterly coupon and can only be redeemed after a period of five years. The Group has, therefore, classified the non-voting preference shares as a financial liability. Pfizer Inc. has subsequently disposed of the NVPS to an external third party.

Interim results announcement Six months ended 30 June 2024

Committed credit facilities

The Group has revolving credit facilities of £900m and $1,300m with maturity dates of September 2026 and September 2024 respectively. As at 30 June 2024, no amounts were drawn under these facilities (31 December 2023: nil).

Movement in assets and liabilities arising from financing activities

£m	At 1 January 2024	Cash flows	Foreign exchange	Fair value adjustments, interest and reclassification	At 30 June 2024
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(8,711)	—	63	1,317	(7,331)
Short-term borrowings	(558)	553	(61)	(1,300)	(1,366)
Lease liabilities	(137)	30	2	(17)	(122)
Derivative financial instruments	(102)	(34)	—	48	(88)
Total financial liabilities arising from financing activities	(9,508)	549	4	48	(8,907)
Cash and cash equivalents net of bank overdrafts	994	(499)	(3)	—	492
Total	(8,514)	50	1	48	(8,415)

£m	At 1 January 2023	Cash flows	Foreign exchange	Fair value adjustments, interest and reclassification	At 30 June 2023
Reconciliation of movement in liabilities to cash flow statement
Long-term borrowings	(9,886)	245	389	589	(8,663)
Short-term borrowings	(320)	(156)	15	(566)	(1,027)
Lease liabilities	(161)	25	8	(18)	(146)
Derivative financial instruments	(112)	79	—	(117)	(150)
Total financial liabilities arising from financing activities	(10,479)	193	412	(112)	(9,986)
Cash and cash equivalents net of bank overdrafts	611	(117)	(33)	—	461
Total	(9,868)	76	379	(112)	(9,525)

10 SHARE CAPITAL, SHARE PREMIUM AND OTHER RESERVES

As at 30 June 2024, the Group had share capital of £91m pertaining to 9,132,301,104 of ordinary shares at £0.01 each (31 December and 30 June 2023: £92m pertaining to 9,234,573,831 of ordinary shares at £0.01 each). The decrease in the number of shares outstanding was due to cancellation of  102,272,727 ordinary shares repurchased from Pfizer pursuant to an off market share buyback which completed on 21 March 2024.

All ordinary shares are issued and fully paid. All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

The analysis of other reserves is as follows:

	For the six months ended 30 June
	2024					2023
	Cumulative translation reserve £m	EBT shares reserve[1] £m	Cash flow hedge reserve £m	Merger reserve £m	Total £m	Cumulative translation reserve £m	EBT shares reserve[1] £m	Cash flow hedge reserve £m	Merger reserve £m	Total £m
As at 1 January	626	(38)	139	(11,687)	(10,960)	1,046	—	150	(11,687)	(10,491)
Other comprehensive income	(75)	—	(16)	—	(91)	(385)	—	(9)	—	(394)
Shares transferred to employees	—	33	—	—	33	—	—	—	—	—
Capital reduction	—	1	—	—	1	—	—	—	—	—
As at 30 June	551	(4)	123	(11,687)	(11,017)	661	—	141	(11,687)	(10,885)

1.	Shares owned through an Employee Benefit Trust (EBT).

Interim results announcement Six months ended 30 June 2024

Merger reserve arises as a result of business combinations of entities under common control.

11 CONTINGENT LIABILITIES

The Group has been involved in legal proceedings and there have been no significant changes in respect of these legal proceedings for the period ended 30 June 2024. Further information on legal proceedings impacting the Group are detailed in the published consolidated financial statements for the year ended 31 December 2023.

12 DIVESTMENTS

On 31 May 2024, the Group completed the disposal of the rights in Chapstick brand for a cash consideration of £324m ($410m), as well as a passive minority interest valued at £81m. No pre-tax loss or gain was recognised on the disposal.

On 26 June 2024, the Group entered into a binding agreement for the sale of the nicotine replacement therapy business outside the US to Dr Reddy’s Laboratories SA for a total consideration of £500m (with additional proceeds from the transfer of inventory). The consideration of £500m is structured as an upfront cash payment of £458m, with a further up to £42m deferred performance-based consideration payable during 2025. The Group has reclassified £247m of intangible asset, £133m of goodwill and £20m of inventory relating to the business as assets held for sale. The Group has also reclassified £35m of deferred tax liabilities to liabilities held for sale. The divestment is consistent with the Group’s strategy of proactively managing its portfolio.

13 RELATED PARTY TRANSACTIONS

During the six months ended 30 June 2024, the Group completed an off market repurchase of 102m ordinary shares for around £315m from Pfizer. The share buyback was made pursuant to the terms of a share purchase deed between Haleon and Pfizer which was approved by Haleon’s shareholders at its AGM in 2023.

Other than the share buyback transaction, there were no new related party transactions and no changes to those described in the Annual Report and Form 20-F 2023 that have or could have materially affected the financial position or performance of the Group in the six months to 30 June 2024.

14 POST BALANCE SHEET EVENTS

In China, the Group’s OTC business (which represents c. 40% of Haleon’s total China business) is conducted through a joint venture ‘Tianjin SmithKline and French’ (TSKF) between Haleon, the Tianjin Pharmaceutical Group and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited, via a joint venture agreement which was due to expire in September 2024. As noted in our Annual Report and Form 20-F 2023, the Group has been in discussions with the joint venture parties to agree arrangements for the continued operation of TSKF. While these discussions remain ongoing, Haleon and the joint venture parties have entered into an extension to the term of the TSKF joint venture agreement to June 2025.

Interim results announcement Six months ended 30 June 2024

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects“, "anticipates“, "believes“, "targets“, "plans", "intends“, “aims”, "projects“, "indicates", "may", “might”, "will", "should“, “potential”, “could” and words of similar meaning (or the negative thereof).  All statements, other than statements of historical facts, included in this presentation are forward-looking statements.  Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and disposals, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 193 to 201 in Haleon’s Annual Report and Form 20-F 2023. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted results

Adjusted results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating

Interim results announcement Six months ended 30 June 2024

income/(expense), Adjusted operating profit, Adjusted operating profit margin, Adjusted income tax, Adjusted effective tax rate, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

Management believes that adjusted results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction related costs

Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and Admission costs

Costs incurred in relation to and in connection with Separation, UK Admission and registration of the Company’s Ordinary Shares represented by the Company’s American Depositary Shares (ADSs) under the US Securities Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. In addition, these gains and losses include net monetary gains or losses arising from hyperinflationary economics as this affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

Interim results announcement Six months ended 30 June 2024

The following tables set out reconciliation between IFRS and Adjusted Results for the six months ended 30 June 2024 and 30 June 2023.

	Gross Profit		Operating Profit		Income tax
£m	2024	2023	2024	2023	2024	2023
IFRS Results	3,548	3,550	1,151	1,141	(242)	(230)
Net amortisation and impairment of intangible assets)[1]	(4)	23	(4)	23	2	(4)
Restructuring costs[2]	86	3	132	30	(32)	(6)
Transaction related costs	—	—	4	7	—	(2)
Separation and admission costs	—	1	19	60	(4)	(12)
Disposals and others	—	—	(9)	10	(1)	(2)
Adjusted results	3,630	3,577	1,293	1,271	(277)	(256)
1.	Net amortisation and impairment of intangible assets: includes impairment reversal of intangible assets of £(17m) (2023: nil), and amortisation of intangible assets excluding computer software £13m (2023: £23m). Impairment reversal of intangible assets relates to the divestment of Chapstick on 31 May 2024.
2.	Restructuring costs: In 2024 it included £59m of non-cash costs.

The following table shows the adjusting items used to reconcile operating expenses to adjusted operating expenses among the relevant components thereof:

	Selling, general and administration		Research and development		Other operating income/ (expenses)
£m	2024	2023	2024	2023	2024	2023
IFRS Results	(2,255)	(2,262)	(144)	(142)	2	(5)
Net amortisation and impairment of intangible assets	—	—	—	—	—	—
Restructuring costs	45	26	1	1	—	—
Transaction related costs	—	7	—	—	4	—
Separation and admission costs	19	59	—	—	—	—
Disposals and others	(3)	—	—	—	(6)	10
Adjusted results	(2,194)	(2,170)	(143)	(141)	—	5

The following table shows the adjusting items used to reconcile diluted earnings per share to Adjusted diluted earnings per share:

	Profit attributable to shareholders		Diluted earnings per share (pence)
£m	2024	2023	2024	2023
IFRS Results	726	687	7.9	7.4
Net amortisation and impairment of intangible assets	(2)	19	—	0.2
Restructuring costs	100	24	1.1	0.3
Transaction related costs	4	5	—	—
Separation and admission costs	15	48	0.2	0.5
Disposals and others[1]	(17)	8	(0.2)	0.1
Adjusted results	826	791	9.0	8.5
1.	Include monetary gain arising from hyperinflationary economies.

Interim results announcement Six months ended 30 June 2024

Constant currency

The Group’s reporting currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Six months to 30 June
	2024	2023
Average rates:
US$/£	1.27	1.23
Euro/£	1.17	1.14
CNY/£	9.12	8.59

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure production sites, and the impact of foreign currency exchange movements including changes in currency and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

–	Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.
–	Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.
–

Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

–	Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.
–

Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

Interim results announcement Six months ended 30 June 2024

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

– Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

–	Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

	Geographical Segments
Six months ended 30 June	North	EMEA and
2024 vs 2023 (%)	America	LatAm	APAC	Total
Revenue growth	(4.4)	4.0	(3.5)	(0.8)
Organic adjustments	0.6	1.3	0.8	0.9
Effect of exchange rates	2.5	2.6	6.2	3.4
Organic revenue growth[1]	(1.3)	7.9	3.5	3.5
Price	3.2	6.4	2.2	4.3
Volume/Mix	(4.5)	1.5	1.3	(0.8)

1 Excludes c.2% of price growth due to hyperinflation for the group.

	Geographical Segments
Six months ended 30 June	North	EMEA and
2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	9.2	12.3	9.9	10.6
Organic adjustments	—	0.3	(0.3)	—
Effect of exchange rates	(4.5)	2.3	2.0	(0.2)
Organic revenue growth[1]	4.7	14.9	11.6	10.4
Price	4.7	13.3	2.3	7.5
Volume/Mix	—	1.6	9.3	2.9

1 Includes c.1% of price growth due to hyperinflation for the group.

	Product Categories
					Digestive
Six months ended 30 June	Oral		Pain	Respiratory	Health and
2024 vs 2023 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	5.9	5.0	(7.3)	(6.1)	(2.4)	(0.8)
Organic adjustments	—	—	—	—	4.8	0.9
Effect of exchange rates	4.0	4.2	2.9	3.8	2.5	3.4
Organic revenue growth[1]	9.9	9.2	(4.4)	(2.3)	4.9	3.5

1 Excludes c.2% of price growth due to hyperinflation for the group

	Product Categories
					Digestive
Six months ended 30 June	Oral		Pain	Respiratory	Health and
2023 vs 2022 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	10.5	—	12.6	22.8	8.6	10.6
Organic adjustments	—	(0.1)	0.2	—	—	—
Effect of exchange rates	0.3	(0.4)	0.1	(0.8)	(0.9)	(0.2)
Organic revenue growth [1]	10.8	(0.5)	12.9	22.0	7.7	10.4

1 Includes c.1% of price growth due to hyperinflation for the group.

Interim results announcement Six months ended 30 June 2024

	Geographical Segments
Six months ended 30 June	North	EMEA and
2024 vs 2023 (%)	America	LatAm	APAC
Adjusted operating profit growth	(11.7)	15.7	(3.8)
Effect of exchange rates	2.6	4.6	10.4
Adjusted operating profit growth (CER)	(9.1)	20.3	6.6
Organic adjustments	1.5	3.8	2.4
Organic operating profit growth	(7.6)	24.1	9.0

	Six months ended 30 June
	2024 vs 2023 (%)	2023 vs 2022 (%)
Operating profit growth	0.9	26.8
Adjusting items	(9.2)	55.3
Adjusted operating profit growth	1.7	6.7
Effect of exchange rates	6.6	2.2
Adjusted operating profit growth (CER)	8.3	8.9
Organic adjustments	2.7	0.2
Organic operating profit growth	11.0	9.1

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, monetary gain arising from hyperinflationary economies, Adjusting items (as defined), depreciation of property, plant and equipment and right-of-use assets, amortisation of computer software, impairment of property, plant and equipment, right-of-use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that Adjusted EBITDA provides useful information to understand and evaluate the Group’s operating results. The reconciliation between profit after tax for the period and Adjusted EBITDA for the period ended 30 June 2024 and 30 June 2023 is provided below:

	Six months ended 30 June
£m	2024	2023
Profit after tax	754	730
Add Back: Income tax	242	230
Less: Finance income	(31)	(38)
Less: Net monetary gain from hyperinflationary economies	(7)	—
Add Back: Finance expense	193	219
Operating profit	1,151	1,141
Net amortisation and impairment of intangible assets	(4)	23
Restructuring costs	132	30
Transaction-related costs	4	7
Separation and admission costs	19	60
Disposals and others	(9)	10
Adjusted operating profit	1,293	1,271
Add Back: Depreciation of property, plant and equipment	82	75
Add Back: Depreciation of rights-of-use assets	24	23
Add Back: Amortisation of computer software	35	31
Add Back: Impairment of property, plant and equipment, rights-of-use assets and computer software net of impairment reversals	8	6
Adjusted EBITDA	1,442	1,406

Interim results announcement Six months ended 30 June 2024

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and net interest paid.

We believe free cash flow is meaningful to investors because it is the measures of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the period ended 30 June 2024 and 30 June 2023 is provided below:

	Six months ended 30 June
£m	2024	2023
Net cash inflow from operating activities	842	749
Less: Purchase of property, plant and equipment	(86)	(122)
Less:Purchase of intangible assets	(26)	(22)
Add:Proceeds from sale of intangible assets	331	11
Less: Distributions to non-controlling interests	(42)	(43)
Less: Interest paid	(214)	(220)
Add: Interest received	26	16
Free cash flow	831	369

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 30 June 2024 and 31 December 2023 is provided below:

	As at 30 June	As at 31 December
£m	2024	2023
Short-term borrowings	(1,451)	(656)
Long-term borrowings	(7,407)	(8,800)
Derivative financial liabilities	(193)	(190)
Cash and cash equivalents	531	1,044
Derivative financial assets	105	88
Net debt	(8,415)	(8,514)